KOHLBERG
CAPITAL CORPORATION

May 2007

Safe Harbor Statement – Private Securities Litigation Reform Act of 1995

Forward Looking Information

This presentation may include forward-looking statements. These forward-looking statements include comments with respect to our objectives and strategies, and the results of our operations and our business.

However, by their nature, these forward-looking statements involve numerous assumptions, uncertainties and opportunities, both general and specific. The risk exists that these statements may not be fulfilled. We caution readers of this presentation not to place undue reliance on these forward-looking statements as a number of factors could cause future company results to differ materially from these statements.

Forward-looking statements may be influenced in particular by factors such as fluctuations in interest rates and stock indices, the effects of competition in the areas in which we operate, and changes in economic, political, regulatory and technological conditions. We caution that the foregoing list is not exhaustive.

When relying on forward-looking statements to make decisions, investors should carefully consider the aforementioned factors as well as other uncertainties and events.

Company Overview

Chris Lacovara

Chairman, Kohlberg Capital
Co-Managing Partner, Kohlberg & Co.

Overview – Investment Highlights

Innovative Strategy and Platform	• Internally managed structure • Inclusion of Katonah asset management business • Affiliation with Kohlberg & Co.
Highly Experienced Management Team	• Seasoned management team with average industry tenure of 20+ years • Kohlberg & Co. participation on the Board and Investment Committee
Dynamic Business Model	• Compelling middle market opportunity • Multi-channel origination capabilities • Disciplined investment process with seasoned credit professionals
Attractive Portfolio	• Currently $218M of first lien / second lien / mezzanine and equity • Average yield of Libor + 4.2% • CDO investments of $24M with an average yield of 14% • 100% ownership of profitable Katonah asset management business • Q1 dividend at 7.7% (on IPO price); Q4 run-rate > 10%
Alignment of Interests	• No external management fees • 20% insider ownership including Kohlberg & Co. principals

Overview – Business Model

Internally managed - management, originations and credit staff are employed by the BDC or its wholly owned portfolio company, KDA

Kohlberg Capital

NASDAQ "KCAP"

	Current Valuation ($ millions)	IPO Shares	
Middle Market Investments ◆ Acquisition of $185M portfolio for cash ◆ Average yield: 8.5% to 9.5%	$218	14,462,000	Issued To Public
CDO Equity Investments ◆ Initially acquired for stock ◆ Approximate yield: 14.0%	$24	1,258,000	Issued To Kohlberg Affiliates
Katonah Debt Advisors ◆ Initially acquired for stock ◆ Current annual cash flow stream: $6 million	$47	2,226,333	Issued To Kohlberg Affiliates
	$289	17,943,333	

Overview – Business Model

Kohlberg Capital's debt and equity investments generate cash flow and increasing dividends to shareholders

Asset Class	Estimated Gross Asset Yield Fully Ramped
US Treasuries / Liquid Securities	5%
First Lien	9%
Second Lien / Mezzanine	12%
CDO Mezzanine	12%
Equity Portfolio	20%
Ownership of Katonah	Variable
Weighted Average Approximate Yield	**11%**

Fully Ramped Asset Mix



Ownership of KDA 10%
US Treasuries / Liquid Securities 1%
First Lien 25%
Equity Portfolio 6%
CDO Mezzanine 8%
Second Lien / Mezzanine 50%

Estimated Leverage (Asset/Equity)	1.85x
Gross Weighted Average Yield	11%
Expected Loan Loss Experience	1%
Cost of Debt	6%
Estimated G&A	< 2%

ROA %	6%
ROE %	11%
Dividend Yield	10%

KOHLBERG CAPITAL CORPORATION

Overview – Strategy and Platform

Overlap between targeted assets of BDC and Katonah allows BDC to use its 30% allocation creatively outside of the middle market, minimizing cash



Kohlberg Capital
Middle Market
◆ 70% middle market assets
◆ Diversification requirements
◆ 1st Lien Loans
◆ 2nd Lien Loans
◆ Mezzanine
◆ Private Equity
"30% Bucket"
◆ Broadly Syndicated 1st and 2nd Lien Loans
◆ High Yield Bonds
◆ CDO Mezzanine and Equity
Katonah Debt Advisors
Large Market Cap
◆ CDOs (leveraged funds)
◆ Broadly Syndicated Loans
◆ High Yield Bonds
◆ Management Fee Income

Origination and credit resources common to both

Overview – Strategy and Platform

A publicly traded BDC with a wholly owned asset management company

Kohlberg Capital
“KCAP”

- **Publicly Traded BDC**
- **Middle Market Lending and Investing**

KCAP Invested

- $33M for 100% ownership of KDA; current value $47M
- $24M CDO mezzanine with 14% expected return

Katonah Debt Advisors
“KDA”

- **100% Owned Asset Management Company**
- **Currently $1.7B AUM**
- **Current run rate income $6M**
- **$1B additional AUM during 2007**

KCAP Receives

- Dividends from Katonah operating income
- Capital appreciation on value of its 100% ownership as assets under management increase

Overview – Strategy and Platform

As Katonah grows AUM, KCAP shareholders will benefit

Assets Under Management ($ in millions)

Average Fees	$1,200	$1,700	$2,500
50 bps	$3	$6	$9
60 bps	NA	$7	$10
70 bps	NA	$8	$11

Distributable Cash

Percentage of AUM	$1,200	$1,700	$2,500
2.75%	$33	$47	$69
3.00%	$36	$51	$75
3.25%	$39	$55	$81

Theoretical Value of Katonah

Growth in KDA's AUM will result in an
increasing dividend yield and an increase in Katonah's underlying value

Dynamic Business Model

Dayl Pearson

Chief Executive Officer

Dynamic Business Model

Dynamic business model generates strong asset and dividend growth while responsibly managing credit risk

- Focus on middle market transaction-driven lending with large transaction volume
- Pursue a highly selective and diversified asset accumulation strategy
- Utilize extensive sourcing capabilities of experienced management team, Kohlberg & Co. middle market franchise and Katonah staff
- Employ disciplined investment process with a 20-year track record of success
- Generate attractive near-term dividends based on existing portfolio
- Enhance dividend over time with additional higher return assets, leverage, and lean expense structure

Dynamic Business Model

A portfolio of assets with attractive yields in a diverse group of industries

Current Middle Market Loans and Equities and Ongoing Diversification Strategy

Industries Include:

Healthcare	Cargo Transport	Manufacturing
Real Estate	Education	Automotive
Agriculture	Aerospace / Defense	Packaging
Electronics	Finance	Non-Durable Consumer
Utilities	Insurance	Food & Beverage

A focus on growing and maintaining a highly diversified portfolio of middle market assets

- Balance at 3/31/07: ≈ $218M
- No. of Issues: 64 +
- Average Deal Size: ≈ $3.8M
- Average Interest Rate: Libor + ≈ 4.2%

KOHLBERG
CAPITAL CORPORATION

Dynamic Business Model

Leverage extensive proprietary relationships to source high quality assets


Kohlberg & Co.
Equity Co-Investments and Mezzanine
KDA
Broadly Syndicated Loans, 2nd Lien loans, Bond, CDO Equity
Regional Banks (15 Relationships) Non Sponsored Middle Market Loans
Kohlberg Capital
Private Equity Firms (50+ Relationships) Middle Market Sponsored Loans and Mezzanine
Wall Street
Syndicated Middle Market and 2nd Lien Loans
"Club" Lenders (7+ Relationships) Middle Market Sponsored Loans and Mezzanine

Dynamic Business Model

Our middle market credit risk rating system enhances investment decisions and portfolio management process

- Key tool of credit and portfolio management
- Based upon comparative analysis of key factors
  - Financial strength / cash flow generation
  - Industry assessment / economic drivers / competitors
  - Management / Sponsor
- Should track closely to Moody's and S&P
- Approved by investment committee
- Key monitoring metric

Risk Rating System	
KCAP System	**Agency Equivalent**
1.0	Investment Grade
2.0	BB+ to BB-
2.5	B+
3.0	B
3.5	B-
4.0	CCC+
4.5	CCC or Worse
5.0	Expected loss of Principle

Dynamic Business Model

The existing investment portfolio originated by KDA management supports an attractive near-term dividend yield and future growth in dividend yield

- Portfolio includes more than 64 companies across 24 different industries
- As existing assets mature, Kohlberg will redeploy its capital into higher yielding assets

Initial Asset Mix at IPO



US Treasuries / Liquid Securities 2%
Ownership of KDA 14%
CDO Mezzanine 8%
Second Lien / Mezzanine 15%
First Lien 61%

Asset Mix as of 3/31/07



US Treasuries/Liquid Securities 2%
Ownership of KDA 16%
CDO Mezzanine 8%
Equity 1%
Second Lien/Mezzanine 22%
First Lien 51%

Fully Ramped



Ownership of KDA 10%
US Treasuries / Liquid Securities 1%
Equity Portfolio 6%
First Lien 25%
CDO Mezzanine 8%
Second Lien / Mezzanine 50%

Unleveraged Gross Yield on Interest Paying Investments	Initial Asset Mix at IPO	Asset Mix as of 3/31/07	Fully Ramped
	L+400	L+465	L+525

KOHLBERG CAPITAL CORPORATION

Financial Summary

Mike Wirth

Chief Financial Officer

Financial Summary – Q1 2007

	Q1 Actual	Consensus Estimates Q1	Consensus Estimates 2007	Consensus Estimates Q4 Run Rate
Total Assets	$299.3			
GAAP Net Income	$13.9			
Unrealized Gains	$8.6			
(Distributable) Income	$5.3			
GAAP E.P.S. Excluding unrealized	$0.30	$0.27	$1.27	$1.45
Dividend Per Share	$0.29	$0.27	$1.26	$1.47
Implied Yield (IPO Price)	8%			10%
Book Value Per Share	$14.78			

KOHLBERG CAPITAL CORPORATION

KOHLBERG CAPITAL CORPORATION

Q & A

Chris Lacovara – Chairman

Dayl Pearson – CEO

Mike Wirth – CFO